Exhibit 4.5

AMENDMENT NUMBER FOUR

TO THE DEFERRED SALARY & PROFIT SHARING PLAN
FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION

Pursuant to the powers of amendment reserved under Article XXVI of the Deferred Salary & Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”), restated as of January 1, 2011, Orbital Sciences Corporation (the “Company”) hereby amends the Plan as follows:

1.

Effective as of September 16, 2013, Article II of the Plan hereby is amended by the addition of the following new Section 2.50 (“Spouse”) immediately following the current Section 2.49 (“Rollover Contribution Account”) (resulting in the renumbering of subsequent Sections and revisions to cross-references to Article II, as appropriate):

2.50 Spouse shall mean any individual who is lawfully married to a Participant under any State law, including individuals married to Participants of the same sex who were legally married in a State that recognizes such marriages, but who are domiciled in a State that does not recognize such marriages. For purposes of the foregoing sentence, “State” shall mean any domestic or foreign jurisdiction having legal authority to sanction marriages.

2.

Effective as of September 16, 2013, where appropriate, the term “spouse” as used in the Plan document shall be revised to the formal term “Spouse” as defined in Section 2.50 of the Plan.

3.

Effective as of January 1, 2014, Section 18.2 of the Plan hereby is amended by deleting the same in its entirety and by replacing it with the following new Section 18.2:

18.2 Cash-Out Rule. Notwithstanding any provisions of the Plan to the contrary, if the total balance in a Participant’s Plan Accounts, without regard to that portion of the account attributable to Rollover Contributions (and earnings allocable thereto), at the time a benefit first becomes payable under Article XII, XIII, XIV, XV or XVI is $1,000 or less ($5,000 or less prior to March 28, 2005), then such balance shall be paid to the Participant or to the Participant’s Beneficiary in a lump sum payment as soon as practicable after the date the benefit first becomes payable to such Participant or Beneficiary. If the total balance in the Participant’s Plan Accounts, without regard to that portion of the account attributable to Rollover Contributions (and earnings allocable thereto), at the time a benefit first becomes payable under Article XII, XIII, XIV, XV or XVI is more than $1,000 but not more than $5,000, such balance will be paid in a Direct Rollover to an individual retirement plan designated by the Plan Administrator, provided (1) the Plan Administrator has a valid, non post-office box mailing address on file for the Participant and (2) the Participant does not elect to transfer such balance directly to an Eligible Retirement Plan specified by the Participant in a Direct Rollover or to receive such balance directly.

4.

This Amendment Number Four shall be effective as of the dates set forth herein.

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IN WITNESS WHEREOF, the Company has caused this Amendment Number Four to the Plan to be signed by its duly authorized officer, effective as of the dates set forth above.

ORBITAL SCIENCES CORPORATION

By:	/s/ Emily Bender

Title:	Sr. Vice President, Human Resources

Date:	12/20/2013